Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Announces Launch of New Website

Toronto, Ontario (November 19, 2013) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce the launch of its new corporate website.

The launch of our new website reflects the growth Alamos is experiencing as a company. Our Mulatos mine continues to perform well, we are advancing our development projects in Turkey and with the recent acquisitions of the Esperanza Gold Project in Mexico, and Quartz Mountain Property in Oregon, we have enhanced our peer leading growth profile.

With approximately $420 million in cash, no debt and strong ongoing cash flow generation we remain in an enviable position in the industry with a peer leading, fully funded growth profile, and the balance sheet strength and management depth to pursue additional growth opportunities. Please take the time to navigate through our new website at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 600 people and is committed to the highest standards of sustainable development. Alamos has approximately $420 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of October 29, 2013, Alamos had 127,708,988 common shares outstanding (139,581,054 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Manager, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.